FISHER EWING PARTNERS
                        Suite 4660 West
                        2200 Ross Avenue
                   Dallas, Texas  75201-2790
               (214) 999-1900/FAX (214) 999-1901




                        December 11, 1997




Via Federal Express
-------------------

Mr. George Evans, Chairman and
 Chief Executive Officer
Search Financial Services, Inc.
600 North Pearl Street
Suite 2500
Dallas, Texas  75201-2899

Dear George:

    The purpose of this letter is to set forth the concerns of Value Partners, Ltd. regarding various actions taken by you with respect to Search Financial 0Services, Inc. ("Search") in general, the preferred stock and the acquisition of Dealers Alliance Credit Corporation ("DACC") in particular. This letter also constitutes a written demand pursuant to Section 220 of the Delaware General Corporation Law that Value Partners, Ltd. be given the right to inspect various books and records and to make copies or extracts therefrom. As you are aware, Value Partners is a stockholder of record of 444,177 shares of Search's 9%/7% Convertible Preferred Stock (the "Preferred Stock") and 270,021 shares of Search's common stock.


Concerns About the Preferred Stock
----------------------------------

    Background

    By a Press Release dated August 29, 1997, you, on behalf of Search, announced that Search is prohibited from paying a cash dividend on its Preferred Stock. You also state "it has become apparent that investors and lenders will not allow the continued, unrestricted payment of preferred stock dividends in cash while they are providing capital and funding for growth." In effect, you intentionally cast the Preferred Stock in a bad light when, in fact, you served as Chairman of the Board of Directors of Search and presided over the confirmation of that certain Third Amended Joint Plan of Reorganization (the "Plan") of Search's wholly owned subsidiaries, which Plan authorized the newly-issued Preferred Stock to holders of secured debt in Search's subsidiaries (the "Subsidiaries").

    This Preferred Stock is not some problem inherited by present management of Search. Nor are its features, including the payment of a cash dividend, new. Rather, this instrument was created under your leadership as the centerpiece of the Plan and as a vehicle to compensate secured creditors of the Subsidiaries. In agreeing to convert secured debt to equity, the holders of Preferred Stock released valuable collateral to Search and in effect voted to place their trust in your ability to protect their investment.
Your suggestion that this Preferred Stock is some sort of a nuisance or hindrance to growth is shocking given the history of this company and your role in authorizing the creation of the Preferred Stock at a time when the growth and need for capital that you allude to in your press release was contemplated.

Mr. George Evans
December 11, 1997
Page 2

    Search emerged from the Chapter 11 of its subsidiaries with a remarkable opportunity. Virtually all debt was converted to equity and millions of dollars worth of assets previously subject to the liens of creditors became available as unencumbered assets of Search. With proper management, Search should have been able to capitalize on this pristine balance sheet while its competitors have fallen by the wayside.

    Proposed Exchange Offer
    -----------------------
    In your August 29 Press Release, you stated that "the Company's management and its financial advisors are exploring the feasibility and desirability of offering preferred stock holders the opportunity to exchange their shares of preferred stock for shares of the Company's common stock and/or cash." This language was again repeated in your October 9, 1997 press release. These releases only served to weaken further the market's perception of the Preferred Stock, and merely highlight our concern that management has failed to treat holders of Preferred Stock with any semblance of fairness.

    On November 14, 1997, Search announced that its Board of Directors had approved an exchange offer whereby preferred stockholders would be able to exchange each preferred share for four shares of common stock. Search further announced that it would seek the approval of Search's stockholders for a reclassification of the Preferred Stock into common stock at the rate of four shares of common stock for each preferred share. You are proposing an exchange or reclassification of the Preferred Stock for common stock as the Preferred trades at just 9.8% of its liquidation value, based upon its closing price of $2 per share on December 8, 1997. Your attempt to retire the Preferred Stock at a substantial discount only validates our concerns and, if carried out, will result in a significant loss to your former creditors who are holders of the Preferred Stock.

    Please be advised that at the present time we have no intention of voting in favor of the proposed reclassification or of exchanging our shares of Preferred Stock for common stock. While we may elect to not oppose a voluntary exchange offer, Value Partners presently does not intend to tender its shares of Preferred Stock and will take whatever steps are necessary to block the proposed reclassification of the Preferred Stock into common stock.

    Our current position is based on our loss of confidence in the present senior management team. We would be more inclined to cooperate with Search if the Board of Directors had in place management capable of acting in the best interests of stockholders and if Search could demonstrate some improvement in operations rather than the poor operating results recently reported under your tenure as Chief Executive Officer. In this regard, we note with dismay that less than six months after Search announced that Anthony J. Dellavechia was promoted to President and Chief Operating Officer, Search announced on October 16, 1997 that Mr. Dellavechia had stepped down, together with the departures of other personnel, in order to reduce overhead expenses. As you stated in a release dated April 28, 1997, Mr. Dellavechia had "over 35 years' experience in the consumer lending and financial services industry" and the "operational improvements achieved under Dellavechia's leadership contributed significantly to the dramatic turnaround Search has experienced over the last two years." The reversal in fortune of a key executive you lauded less than six months prior as being instrumental in Search's "turnaround" confuses us. Has the turnaround been merely illusory?

Recent Loss Not Due to the Preferred Stock

  We also note that the operating losses results reported for the September 30, 1997 quarter cannot be blamed on the Preferred Stock. Search's net interest income increased by only $98,000 or 5.1% over the comparable 1996 quarter, while its general and administrative expenses increased by $1.7 million or 48.6% in the most recent quarter from the comparable 1996 quarter. When coupled with a $1.5 million provision for credit losses for the September 30, 1997 quarter, your net loss before dividends skyrocketed to $4.7 million compared to net income of $464,000 in the September 30, 1996 quarter.

Mr. George Evans
December 11, 1997
Page 3

   We await your immediate response as to whether management has a more viable plan to redress the impairment in our securities that your actions have wrought. If we do not receive soon a well-thought-out proposal, we intend to take all appropriate steps necessary to preserve the value of our Preferred Stock.


Concerns About the DACC Acquisition
-----------------------------------

    In our May 9, 1997 letter to you, we also raised our concerns regarding the acquisition of DACC. Based upon your statements and actions, it appears that Search issued securities as a component of the DACC acquisition worth far more at that time than the net assets acquired. This exchange has diluted existing holders of Preferred Stock. Further, to the best of our knowledge, nothing has been done to remedy this error.

    In the preliminary proxy materials for a special stockholders' meeting filed with the Securities and Exchange Commission ("SEC") on July 19, 1996, Search disclosed that it had entered into a preliminary agreement to purchase all the assets of DACC and to assume certain liabilities of DACC. The preliminary agreement provided for Search to issue 319,257 shares of preferred stock, 159,629 shares of common stock, and five-year warrants to purchase 159,629 shares of common stock (as adjusted for the 1 for 8 reverse stock split). The pro forma information disclosed on pages 25 to 29 of the preliminary proxy statement showed the following: (1) DACC had net contracts receivable after loss allowance of $21,675,000 as of March 31, 1996; (2) the value of the Search securities to be issued was $7,833,000; and (3) the resulting estimated goodwill was $5,218,000. The preliminary proxy statement indicated that the number of shares to be issued by Search may change to reflect changes in market prices or changes in the assets being acquired.

    The definitive proxy statement for the special meeting was filed with the SEC one month later on August 21, 1996 and disclosed that the DACC acquisition had been completed on August 6, 1996 with no changes in the number of shares to be issued by Search. However, the pro forma information on pages 25 to 30 showed the following: (1) DACC's net contracts receivable after loss allowance had substantially declined to $14,302,000; (2) the value of the securities to be issued by Search had increased to $8,357,000; and (3) the resulting goodwill had more than doubled to $11,158,000.

    The Form 8-K filed on August 20, 1996 with the SEC to report the DACC acquisition contained the same pro forma information as the definitive proxy statement filed the next day. Both the Form 8-K and the definitive proxy statement contained the financial statements of DACC through June 30, 1996.

    The Form 10-Q for September 30, 1996 then disclosed on page 10 that the goodwill relating to the DACC acquisition was approximately $11,300,000 (which is slightly higher than the $11,158,000 shown in the August, 1996 filings) and was being amortized over 15 years. However, the Form 10-Q stated that Search acquired approximately $23,000,000 of assets from DACC, which is substantially higher than the $15,870,000 shown in the pro forma financial statements in the August, 1996 filings. The Form 10-Q contained no explanation of how the $23,000,000 amount was determined and why it was substantially higher than the amounts previously disclosed. We assume that this stated amount of $23,000,000 includes goodwill and intangibles.

    The amount of net assets acquired from DACC was then disclosed as being $21,000,000 on page 12 of the Form 10-Q for December 31, 1996, again with no explanation of the difference. This Form 10-Q showed goodwill of $10,705,000 at December 31, 1996, net of $306,000 that had been amortized. Page 12 also disclosed that the securities issued by Search in the DACC acquisition had been preliminarily valued at $8,357,000 (i.e., based on market prices), and then for the first time made the following disclosure:

         "The estimated value of the consideration delivered will be finalized by the end of the Company's fiscal year. Since it is not unusual for large equity transactions to have liquidity adjustments, a discount on the purchase of up to

Mr. George Evans
December 11, 1997
Page 4

         35% of the preliminary estimate of fair value may be required. Such a reduction would also result in a reduction in the amount recorded as excess value."

    In the Form 10-K for the fiscal year ended March 31, 1997, Note 4 to the Consolidated Financial Statements on pages 10-11 of Exhibit 13 states that the total value of the Search securities issued in the DACC acquisition was only $4,795,000, which is a $3,562,000 or 42.6% discount from the fair market value of such securities. There is no explanation or disclosure in the Form 10-K as to how this value was determined. As a result of this write-down in the value of Search's securities, the amount of goodwill at March 31, 1997 was reduced to $6,252,000, net of $450,000 that had been amortized. Page 8 of Exhibit 13 indicates that the values assigned to the customer lists and dealer networks intangibles is being amortized over 10 to 15 years, while the remaining goodwill (for contract receivables with a life of two to three years) is being amortized over 90 months.

    Page 11 of the definitive proxy statement filed by Search with the SEC on February 20, 1996 contained the following disclosure:

         "If Search issues any security for consideration less than its fair market value, the number of shares of Common Stock, New Preferred Stock and
         Warrants issued under the Joint Plan will be immediately and appropriately adjusted, and the conversion price of the New Preferred Stock and the exercise price of the Warrants shall be adjusted downward to take into account the dilution in value of the security holdings of Noteholders caused by such below fair market issuance of Search's securities."

The above disclosure is based on the requirements of Section 6.15 of the Plan and Section 13 of the Certificate of Designation for the Preferred Stock dated July 11, 1996.

    Since the securities issued in the DACC acquisition were issued for consideration less than their fair market value, the number of shares of Preferred Stock needs to be immediately adjusted upward and the conversion price needs to be adjusted downward. Please inform us as to the amount of the adjustments required and when they will take effect.

    In June 1997, Search restated its prior financial statements and amended its fiscal 1996 Form 10-K and fiscal 1997 Form 10-Qs. The amended Form 10-Q for September 30, 1996 reduced goodwill at such date to $6,465,000, a decline of $4,688,000 from the amount previously reported. A similar reduction was reflected in the amended Form 10-Q for December 31, 1996. The amended Form 10-Qs reflect the issuance of securities by Search in the DACC acquisition at a 42.6% discount to the fair market value of such securities.

    You also retroactively restated DACC's financial statements as of and for the six months ended June 30, 1996. In the Form 8-K and definitive proxy materials filed on August 20 and 21, 1996, page F-32 of DACC's financial statements shows a $7,502,390 allowance for credit losses and page F-33 shows a net loss for the six months ended June 30, 1996 of $390,431. However, in the Amendment No. 1 to this Form 8-K filed on June 5, 1997, a $5,100,000 provision for credit losses was added to the Statement of Operations on page F-33, which increased the net loss on page F-33 and the allowance for credit losses on page F-32 by a similar amount.

    After increasing DACC's allowance for credit losses by $5.1 million as part of the purchase accounting adjustments, you then reduced the total allowance for credit losses by $8,791,000 during the fiscal year ended March 31, 1997. See Note 6 to Consolidated Financial Statements on page 13 of
Exhibit 13 to the Form 10-K for March 31, 1997. It was the reduction in the allowance for credit losses that enabled Search to report net income before dividends in an amount greater than $1,000,000 for fiscal 1997. This, in turn, allowed you to receive 62,500 cashless warrants as part of the September, 1995 amendment to your management contract (as adjusted for the 1 for 8 reverse stock split).

Mr. George Evans
December 11,1997
Page 5

    After increasing DACC's allowance for credit losses by $5.1 million just before the DACC acquisition and then recovering portions of the allowance into income shortly before you received your incentive compensation, we now note that in the September 30, 1997 quarter Search incurred a $1.5 million provision for credit losses. The explanation for this significant provision is on page 16 of the most recent Form 10-Q, where you state the provision is "primarily due to losses in the DACC portfolio." In light of your November 3 , 1997 release that Search only "holds in excess of $3 million of auto loan receivables acquired in the DACC acquisition" (exclusive of former auto loan receivables which have been converted to consumer loan receivables), this $1.5 million provision appears to be very significant.


Demand to Inspect and Copy Books and Records
--------------------------------------------

    Pursuant to Section 220 of the Delaware General Corporation Law, as a stockholder of record Value Partners hereby makes this written demand under oath stating the purpose thereof to inspect during the usual hours for business the books and records listed below, and to make copies or extracts therefrom:

    (1) a copy of all minutes of meetings of the Board of Directors of Search, or any committee thereof, in which the directors reviewed, discussed and/or approved the following, whether before or after the acquisition of
DACC: (a) the acquisition of DACC, (b) the value of Search's common stock, preferred stock and/or warrants issued in the DACC acquisition, (c) the purchase accounting adjustments to reflect the DACC acquisition, and/or
(d) the amount of the goodwill resulting from the acquisition of DACC;

    (2) a copy of any fairness opinion issued by any investment banking firm with respect to the acquisition of DACC on behalf of Search, including a copy of the engagement agreement between such firm and DACC;

    (3) a copy of any financial analyses prepared by Search's investment banking firm and presented to Search with respect to the acquisition of DACC, including a copy of any fairness opinion and/or a copy of the engagement agreement between such firm and Search;

    (4) a copy of any financial analyses prepared by the directors, officers or employees of Search with respect to the acquisition of DACC;

    (5) a copy of any purchase accounting analyses made by Search, or its directors, officers, employees, investment banker, accountants or other agents, with respect to the acquisition of DACC;

    (6) a copy of any financial statements for DACC prepared as of a date subsequent to June 30, 1996;

    (7) a copy of any analyses made by Search, or its directors, officers, employees, accountants or other agents, with respect to the following:
(a) the amount of goodwill resulting from the acquisition of DACC, (b) the allocation of such goodwill to certain intangible assets of DACC, including customer lists and dealer networks, and/or (c) the appropriate time periods over which the amount of goodwill should be amortized by Search;

    (8) a copy of any analyses made by Search, or its directors, officers, employees, investment banker, accountants or other agents, regarding the value of the common stock, preferred stock and warrants issued by Search in the DACC acquisition, including the bases for the write-down in the value of such securities from their fair market value;

    (9) a copy of any evaluations made by Search, or its directors, officers, employees, accountants or other agents, subsequent to the DACC acquisition as to whether any portion of the goodwill resulting from the DACC acquisition had become impaired or should otherwise be adjusted;

Mr. George Evans
December 11, 1997
Page 6

   (10) a copy of any written correspondence (or notes of telephone calls or personal meetings) between the SEC and Search (including Search's directors, officers, employees, accountants, attorneys and other agents) dated on or after June 30, 1996;

    (11) a current list of the holders of the Preferred Stock, in alphabetical order, setting forth the name and address of each stockholder and the number of shares registered in the name of each such stockholder;

    (12) all information in the possession of Search or its agents and/or subject to the direction or control of Search and/or which can be obtained from nominees of any central depository system relating to the breakdown of all brokerage and financial institutions holding shares for their customers in street name and a breakdown of holdings which appear on the corporate stock ledger under the names of any central depository system (e.g.,
 Depository Trust Company);

    (13) a list of the names, addresses and securities positions of non-objecting beneficial owners and acquiescing beneficial owners of the Preferred Stock as of the most recent date available;

    (14) the following lists with respect to the Preferred Stock as of the most recent date available: (a) any Pershing/DLJ omnibus proxy list; (b) any Philadep omnibus proxy list; (c) any omnibus proxy produced by Bank of New York or any other bank or broker, listing among other things any respondent positions; and (d) any other omnibus proxies produced by ADP for client banks or brokers, listing among other things any respondent positions;

    (15) a copy of all minutes of meetings of the Board of Directors of Search, or any committee thereof, in which the directors reviewed, discussed and/or approved the proposed exchange offer for the Preferred Stock and/or the proposed reclassification of the Preferred Stock into common stock;

    (16) a copy of the fairness opinion issued by Principal Securities with respect to the proposed exchange offer for the Preferred Stock and/or the proposed reclassification of the Preferred Stock into common stock;

    (17) a copy of any financial analyses prepared by Principal Securities with respect to the proposed exchange offer for the Preferred Stock and/or the proposed reclassification of the Preferred Stock into common stock; and

    (18) a copy of any engagement letter or other written agreement between Search and Principal Securities specifying the compensation to be paid to Principal Securities.

    The purposes of the above request include the following: (i) to protect the investment of Value Partners in the Preferred Stock, (ii) to ensure that Search honors the terms of the Preferred Stock, including the anti-dilution provisions, (iii) to determine whether Search's books and records are being prepared in a proper and consistent manner, particularly in light of the numerous adjustments made by Search with respect to its accounting of the DACC acquisition, (iv) to determine whether Search's periodic reports to the SEC are being prepared in a proper and consistent manner, (v) to communicate with holders of the Preferred Stock regarding the recent operating results of Search, and (vi) to facilitate any solicitation of proxies or consents by Value Partners in connection with the proposed reclassification of the Preferred Stock into common stock.

    Value Partners will bear the reasonable out-of-pocket costs incurred by Search in connection with the production of the information for which demand is made herein.

    Please contact me within five business days of the date of this letter to make appropriate arrangements for the inspection of the above books and records.

Mr. George Evans
December 11, 1997
Page 7

    If you have any questions regarding the above, please contact either the undersigned at (214)999-1900 or Timothy B. Matz, Esq. and Gerald F. Heupel, Jr., Esq. of Elias, Matz, Tiernan & Herrick L.L.P., counsel to Value Partners, at
(202)347-0300.

                                Sincerely,

                                VALUE PARTNERS, LTD.

                                By: Fisher Ewing Partners as General Partner



                                By: /s/ Timothy G. Ewing
                                   -----------------------------------------
                                    Timothy G. Ewing
                                    General Partner



Enclosure
cc: Board of Directors of Search

                            AFFIDAVIT



STATE OF TEXAS
COUNTY OF DALLAS


    Timothy G. Ewing, having been first duly sworn according to law, made an oath under penalty of perjury that the following facts are true and correct to the best of his knowledge and belief:

    1. Timothy G. Ewing is a General Partner of Fisher Ewing Partners, which partnership is a general partner of Value Partners, Ltd. (the "Partnership"); and he is authorized on behalf of the Partnership to execute the foregoing demand for a stockholder list and books and records and to make the demands, designations, authorizations and representations contained therein, and that the matters contained in the foregoing demand for stockholder list and books and records are true and correct.

    2. The stockholder list will be used (a) to solicit proxies or consents with respect to the proposed exchange offer of common stock of Search Financial Services, Inc. ("Search") for preferred stock of Search and/or the proposed reclassification of Search's preferred stock into common stock (collectively, the "Exchange"), and/or (b) to communicate with stockholders regarding the operations of Search.

    3. The stockholder list information will not be used for any purpose other than to communicate with or solicit stockholders of Search.

    4. No disclosure of any information on the stockholder list will be made to any person other than the record and beneficial owners of Search's preferred stock or an employee or agent to the extent necessary to effect the communication with or solicitation of such stockholders.



                                /s/ Timothy G. Ewing
                                ------------------------
                                Timothy G. Ewing



    SWORN AND SUBSCRIBED before me this 11th day of December, 1997.


/s/ Caryn L. Merritt
--------------------------------------------
Notary Public - Signature
Notary Public Commission Expires:  10-22-98
                                 -----------